UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Nanosphere, Inc.

(Name of Subject Company)

Commodore Acquisition, Inc.

(Offeror)

Luminex Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

63009F105

(Cusip Number of Class of Securities)

Richard W. Rew, II

Luminex Corporation

Senior Vice President, General Counsel and Corporate Secretary

12212 Technology Boulevard, Austin, Texas 78727

512-219-8020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan M. Minnen, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell LLP

1230 Peachtree Street NE, Suite 3100

Atlanta, Georgia 30309-3592

404-815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$90,336,420	$9,096.88***

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) 49,708,909 outstanding shares of common stock of Nanosphere, Inc. (“Nanosphere”), par value $0.01 per share (the “Shares”), multiplied by the offer price of $1.70 per Share, (ii) 442,671 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $1.70 per Share, multiplied by $0.035902, which is the offer price of $1.70 per Share minus the weighted average exercise price for such options of $1.664098 per Share, (iii) 4,628,531 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $1.70 per Share, multiplied by $ 1.256421, which is the offer price of $1.70 per Share minus the weighted average exercise price for such warrants of $0.443579 per Share. The calculation of the filing fee is based on information provided by Nanosphere as of June 1, 2016.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

***	Previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,096.88	Filing Party: Luminex Corporation
Form or Registration No.: Schedule TO (File No. 005-83365)	Date Filed: June 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on June 2, 2016 (as amended, the “Schedule TO”), relating to the tender offer by Commodore Acquisition, Inc., a Delaware corporation, a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), to purchase all shares of common stock of Nanosphere, Inc., a Delaware corporation (“Nanosphere”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which was annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, and, together with the Offer to Purchase, the “Offer”), which was annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

This Amendment No. 1 should be read together with the Schedule TO and is being filed to amend and supplement the Schedule TO as reflected below.

The Offer to Purchase and, to the extent required by Item 1005 of Regulation M-A, Item 5 of the Schedule TO, to the extent Item 5 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in “Section 10—Background of the Offer; Contacts with Nanosphere” of the Offer to Purchase is hereby amended by inserting after the penultimate paragraph of such Section the following new paragraph:

“On June 2, 2016, Nanosphere, through its counsel, advised Luminex, through its counsel, that Party B had sent a letter to Nanosphere, dated June 2, 2016 (the “Party B Letter”), confirming in writing Party B’s earlier notice of the withdrawal of Party B’s Fourth Revised Party B Proposal. In the Party B Letter, Party B also stated that Party B “does not intend to participate in any process going forward with respect to an acquisition of Nanosphere.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2016

LUMINEX CORPORATION

By:	/s/ Richard W. Rew, II
Name:	Richard W. Rew, II
Title:	Senior Vice President, General Counsel and Corporate Secretary

Commodore Acquisition, Inc.

By:	/s/ Richard W. Rew, II
Name:	Richard W. Rew, II
Title:	Vice President and Corporate Secretary